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12/29

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46821

RECEIVED DEC 27 2005 SEC MAIL PROCESSING SECTION 185 D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2004 (MM/DD/YY) AND ENDING October 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Montrose Securities International

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Montgomery Street, Suite 3050
(No. and Street)

San Francisco, (City) California (State) 94104-4804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Y. Leung (415) 399-9955
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 03 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CJ 12/29/05

OATH OR AFFIRMATION

I, Philip Y. Leung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montrose Securities International, as of October 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

State of ______
County of ______
Subscribed and sworn (or affirmed) to before me this ____ day of ______, ______

See below P.K. 10.25.05

______
Notary Public

Signature
PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of San Francisco
Subscribed and sworn to (or affirmed) Before me on this 25 day of Oct, 2005 by Philip Y. Leung
personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Pamela Kahn

(Seal)

PAMELA KAHN
COMM. #1367754
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. Aug 3, 2006

Montrose Securities International

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended October 31, 2005

BB

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Montrose Securities International

We have audited the accompanying statement of financial condition of Montrose Securities International as of October 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montrose Securities International as of October 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
November 30, 2005

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Montrose Securities International
Statement of Financial Condition
October 31, 2005

ASSETS

Cash	$ 350,216
Receivable from brokers, dealers, and clearing organizations	184,994
Cash in reserve	872
Equipment and furniture, net	5,566
Deposits	5,035
Total assets	$ 546,683

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 91,085
Commissions payable	93,778
Income taxes payable	9,344
Total liabilities	194,207
Stockholder's equity	
Common stock, no par value; 100,000 shares authorized, 1,000 shares issued and outstanding	30,000
Retained earnings	322,476
Total stockholder's equity	352,476
Total liabilities and stockholder's equity	$ 546,683

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Income
For the Year Ended October 31, 2005

Revenues	
Commissions income	$ 2,946,091
Gains (losses) on marketable securities	55,429
Interest income	13,020
Total revenues	3,014,540
Expenses	
Employee compensation and benefits	1,630,799
Commissions and floor brokerage	920,628
Communications	11,532
Occupancy and equipment rental	63,659
Taxes, other than income taxes	55,553
Other operating expenses	278,520
Total expenses	2,960,691
Income (loss) before income taxes	53,849
Income tax provision	18,487
Net income (loss)	$ 35,362

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2005

	Common Stock	Retained Earnings	Total
Balance, October 31, 2004	$ 30,000	$ 287,114	$ 317,114
Net income (loss)	–	35,362	35,362
Balance, October 31, 2005	$ 30,000	$ 322,476	$ 352,476

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Statement of Cash Flows
For the Year Ended October 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 35,362
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deprecation	$ 4,936	
(Gain) loss on investments	(55,429)	
(Increase) decrease in:		
Receivable from brokers, dealers and clearing firms	(10,475)	
Cash in reserve	872	
Prepaid income taxes	5,071	
Deferred income tax asset	4,072	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(87,559)	
Commissions payable	(168,154)	
Income tax payable	9,344	
Total adjustments		(297,322)
Cash provided by provided by (used in) operating activities		(261,960)
Cash flows from investing activities:		
Proceeds from sale of investments		72,429
Purchase of equipment		(1,438)
Cash provided by (used in) investment activities		70,991
Cash Flows from Financing Activities:		–
Net increase (decrease) in cash		(190,969)
Cash, November 1, 2004		542,929
Cash, October 31, 2005		$ 350,216

Supplemental disclosures of cash flow information:

Cash paid for interest	$	–
Cash paid for income taxes	$	–

The accompanying notes are an integral part of these financial statements.

Montrose Securities International
Notes to Financial Statements
October 31, 2005

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Montrose Securities International ("the Company") was originally incorporated in California on November 22, 1993. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers and the Securities Investors Protection Corporation.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby all transactions are cleared by another broker/dealer.

The Company deals in international and domestic equities. The Company maintains correspondent brokerage relationship with a few broker/dealers.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities consist of corporate stocks that are stated at market value. Any unrealized gains and losses resulting from the mark-to-market are recorded net of realized gains and losses on the income statement in the period incurred. Security transactions are recorded on a trade-date basis.

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

Note 2: CASH IN RESERVE

Cash of $872 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. (See Schedule II).

Note 3: EQUIPMENT AND FURNITURE, NET

Equipment and furniture consists of the following:

		Depreciable Life Years
Furniture	$ 40,999	7
Computers and software	35,413	5
Office equipment	10,599	5
	87,011	
Accumulated depreciation	(81,445)	
Total equipment and furniture, net	$ 5,566	

Depreciation expense for the year ended October 31, 2005 was $4,936.

Note 4: INCOME TAX PROVISION

The components of the provision for income taxes are as follows:

	Current	Deferred	Total
State tax expense (benefit)	$ 4,632	$ 2,204	$ 6,836
Federal tax expense (benefit)	9,783	1,868	11,651
Total income tax expense (benefit)	$ 14,415	$ 4,072	$ 18,487

Note 4: <u>INCOME TAX PROVISION</u>
(Continued)

Deferred taxes arise due to temporary differences caused by the use of different methods of depreciation for the financial statements and the tax returns, and by the carry–forward of net operating losses.

Note 5: <u>PENSION PLAN</u>

The Company maintains a section 412 (i) qualified defined benefit plan. This is often referred to as a "fully insured retirement plan." All employees are eligible for the plan after working for one (1) year, if they are over 21 years old, and they are not part of a collective bargaining unit or a resident alien. Under this plan the Company is allowed to "carve out" employees, in a non–discriminatory fashion, from participating in the plan. Plan assets must be maintained in either life insurance or fixed annuities/contracts and have an IRS letter of determination. For the year ended October 31, 2005, the Company made a contribution of $185,385 to the plan.

Note 6: <u>COMMITMENTS AND CONTINGENCIES</u>

Commitments

The Company leases office space in San Francisco, California under a sixty (60) month operating lease expiring July 31, 2008. Future minimum lease expenses are as follows:

Year Ending October 31,	
2006	$ 61,914
2007	63,621
2008	48,681
2009	–
Thereafter	–
	$ 174,216

Rent expense for the year ending October 31, 2005 were $63,659.

Contingencies

The Company maintains a commission recapture/rebate program. Under this program the Company rebates a portion of its commission income back to its customer.

Note 7: <u>RELATED PARTY TRANSACTIONS</u>

The Company shares facilities with Montrose Asset Management ("Montrose") company wholly owned by the sole stockholder of the Company. The Company pays certain operating expenses relating to the rental of office space and various equipment on behalf of Montrose.

Montrose has performed consulting services for the Company and at October 31, 2005, has been paid $58,000 for those services.

Note 8: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005.

Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Early adoption of FASB 123R had no material effect on the Company's financial statements. issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on October 31, 2005, the Company had net capital of $340,334, which was $90,334 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($194,207) to net capital was 0.57 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $10,886 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 351,220
Adjustments:		
Retained earnings	$ (23,660)	
Non-allowable assets	12,774	
Total adjustments		(10,886)
Net capital per audited statements		$ 340,334

Montrose Securities International
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of October 31, 2005

Computation of net capital		
Common stock	$ 30,000	
Retained earnings	322,476	
Total stockholder's equity		$ 352,476
Less: Non–allowable assets		
Equipment and furniture, net	(5,566)	
Deposits	(5,035)	
Receivable from brokers over 30 days	(1,541)	
Total non–allowable assets		(12,142)
Net capital		340,334
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 12,947	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		(250,000)
Excess net capital		$ 90,334
Ratio of aggregate indebtedness to net capital	0.57: 1	

There is a $10,886 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 10.

See independent auditor's report.

Montrose Securities International
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of October 31, 2005

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$	–
Customers' securities failed to receive		–
Total credits	$	–
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		–
Failed to deliver of customers' securities not older than 30 calendar days		–
Total debits		–
Reserve Computation		
Excess of total credits over total debits	$	–
Reserve required at 105%	$	–
Amount held on deposit in reserve account at October 31, 2005	$	872
Deposit (withdrawal) after year end		–
Amount in reserve account	$	872

There is no material difference between reserve requirements here and reserve requirements as calculated by the Company.

See independent auditor's report.

Montrose Securities International
Schedule III-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of October 31, 2005

A computation of reserve requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Montrose Securities International
Schedule IV-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of October 31, 2005

Information relating to possession or control requirements is not applicable to Montrose Securities International as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Montrose Securities International

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended October 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Montrose Securities International

In planning and performing our audit of the financial statements and supplemental schedules of Montrose Securities International ("the Company"), for the year ended October 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Montrose Securities International. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

*We Focus & Care*SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountanst

Northridge, California
November 30, 2005